UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Wheeler Real Estate Investment Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

963025101

(CUSIP Number)

March 7, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025101	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LDR Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA; OO

CUSIP No. 963025101	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence D. Raiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

CUSIP No. 963025101	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer

Wheeler Real Estate Investment Trust, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

Riversedge North

2529 Virginia Beach Boulevard, Suite 200

Virginia Beach, Virginia 23452

Item 2.

(a)	Name of Person Filing

(b)	Address of the Principal Office or, if none, residence

(c)	Citizenship

This Schedule 13G is being filed on behalf of (i) LDR Capital Management, LLC, a Delaware limited liability company (“LDR”), and (ii) Lawrence D. Raiman, an individual who is a citizen of the United States of America (“Mr. Raiman,” together with LDR, the “Reporting Persons”).

LDR serves as the investment manager to each of (i) LDR Preferred Income Fund, LLC, a Delaware limited liability company (“LDR Fund”), and (ii) sixty nine managed accounts (collectively, the “Managed Accounts”). In such capacity, LDR exercises voting and investment power over the shares of Common Stock (as defined below) held for the account of LDR Fund and each of the Managed Accounts. LDR is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended Mr Raiman is the Sole Manager, President, and Chief Executive Officer of LDR.

The principal business office of the Reporting Persons is 410 Park Avenue, Suite 910, New York, New York 10022

(d)	Title of Class of Securities

Common stock, $0.01 par value per share, of the Issuer (the “Common Stock”)

(e)	CUSIP Number

963025101

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 963025101	13G	Page 5 of 6 Pages

Item 4. Ownership.

(a)	and (b)

As of the close of business on March 7, 2018, each of the Reporting Persons may be deemed to have no beneficial ownership of Common Stock held for the account of LDR Fund, and in the aggregate held for the accounts of the Managed Accounts, and all such shares of Common Stock represent beneficial ownership of 0.00% of the Common Stock.

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or direct the vote: 0.

(ii)	Shared power to vote or direct the vote: 0.

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 0.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 963025101	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2018

LDR CAPITAL MANAGEMENT, LLC

By:	/s/ Lawrence D. Raiman
Lawrence D. Raiman, Sole Manager, President and Chief Executive Officer

/s/ Lawrence D. Raiman
Lawrence D. Raiman